UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Chief Governance and Compliance Officer

—

Rio de Janeiro, February 1, 2021 - Petróleo Brasileiro S.A. - Petrobras informs that the Chief Governance and Compliance Officer, Marcelo Zenkner, has notified his intention to not renew his mandate, which will expire on March 20, 2021, for personal reasons: “I consider the mission of disseminating and generating engagement of the integrity culture at Petrobras duly fulfilled. Many achievements have been achieved, thanks to the spectacular work of the Governance and Compliance Office team and the agents of integrity, all distinguished professionals. I am very grateful to the members of the Board of Directors and the Executive Board for their trust and support. Now, at the end of my term, on March 20, the time has come to face new challenges”.

According to the special procedure foreseen in the company's rules for filling the position of Chief Governance and Compliance Officer, a new Chief Officer shall be appointed by the Board of Directors based on a triple list of professionals prepared by a selection process underway conducted by a specialized company, which selected professionals with notorious recognition of competence in the area.

The appointment shall also comply with the provisions in Law 13,303/2016, in the Company's Bylaws and in its Policy for the Appointment of Senior Management and Fiscal Council Members.

The Governance and Compliance Office, created in 2014, has the role of mitigating risks in the company's activities, including fraud and corruption, by ensuring compliance with laws, rules, standards and regulations, including the rules of the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer